

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2016

Frank D. Bracken, III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Fort Worth, TX 76107

> **Re:** **Lonestar Resources US Inc.**
> **Registration Statement on Form S-1**
> **Filed October 27, 2016**
> **File No. 333-214265**

Dear Mr. Bracken:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your filing to provide all of the information required by Rule 430A.

Board Composition, page 109

2.   Please update your disclosure in this section to fully reflect the terms of your executed Board Representation Agreement, including disclosure of the initial designees to the board identified therein.

Signatures, page II-4

3.   Please revise your signature page to provide or specifically identify the signature for your controller or principal accounting officer. To the extent that an individual serves in and is signing in more than one capacity, please include the appropriate designation on the signature page.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jerard Gibson, Attorney-Adviser, at (202)551-3473 or me at (202)551-3745 if you have any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources